

Mail Stop 3561

August 13, 2015

James R. Hatfield
Chief Financial Officer
Pinnacle West Capital Corporation
Arizona Public Service Company
400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072

> **Re:** **Pinnacle West Capital Corporation and**
> **Arizona Public Service Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **Form 10-Q for Quarterly Period Ended June 30, 2015**
> **Filed July 30, 2015**
> **File No. 1-8962 & 1-4473**

Dear Hatfield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

1. Summary of Significant Accounting Policies

Property, Plant and Equipment, page 84

1. Please tell us your consideration of disclosing balances of the major classes of depreciable assets by nature or function at each balance sheet date and depreciation expense for each year presented. Refer to ASC 360-10-50-1.

10. Commitments and Contingencies

<u>Renewable Energy Credits, page 117</u>

2. Please tell us how you account for purchased renewable energy credits. Please ensure your response also addresses renewable energy credits that are bundled with energy and those that are associated with purchased power contracts.   In addition, please tell us your consideration of disclosing your accounting policies for renewable energy credits.

<u>Southwest Power Outage, page 118,</u>
<u>Clean Air Citizen Lawsuit, page 119</u>

3. Please tell us your consideration of disclosing an estimate of the possible loss or range of loss for the Southwest Power Outage litigation and Clean Air Act Citizen Lawsuit or including a statement that such estimates cannot be made. Refer to ASC 450-20-50-4.

15. Stock-Based Compensation, page 130

4. Please tell us your consideration of disclosing the total intrinsic value of vested restricted stock units and share-based liabilities paid during each year. Refer to ASC 718-10-50-2-d2.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2015</u>

<u>Item 1. Financial Statements</u>

<u>1. Consolidation and Nature of Operations, page 11</u>

5. We note that you did not include the statements required by Rule 10-01(8) of Regulation S-X regarding (i) whether the financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods and (ii) whether such adjustments are of a normal recurring nature. Please provide the required disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products